SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 15)

Envirosource, Inc
(Name of Issuer)

Common Stock  $0.05 Par Value Per Share
(Title of Class of Securities)


663900108
(CUSIP Number)

James E. McKee
Gabelli Asset Management Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5294
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)


July 24, 2001
(Date of Event which Requires Filing of
 this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject
of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box   .




CUSIP No. 663900108

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Funds, LLC I.D. NO.  13-4044523
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)
(a)

(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
    N/A

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
 7
SOLE VOTING POWER

None
  8
SHARED VOTING POWER

NONE
 9

SOLE DISPOSITIVE POWER

NONE

10

SHARED DISPOSITIVE POWER

NONE
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
(11) EXCLUDES CERTAIN SHARES(SEE INSTRUCTIONS)
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IA
CUSIP No. 663900108

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GAMCO Investors, Inc. I.D. NO.  13-4044521
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
 N/A

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
 7
SOLE VOTING POWER

None

 8
SHARED VOTING POWER

NONE

 9
SOLE DISPOSITIVE POWER

NONE

10
SHARED DISPOSITIVE POWER

NONE
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 NONE
12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES(SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IA, CO

CUSIP No. 663900108
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Associates Fund	I.D. NO.  13-3246203
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF
A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
     N/A

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
 7
SOLE VOTING POWER

None

 8
SHARED VOTING POWER

NONE

 9
SOLE DISPOSITIVE POWER

NONE

10
SHARED DISPOSITIVE POWER

NONE
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    PN


CUSIP No. 663900108

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli International Limited	I.D. NO.  Foreign Corporation
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   British Virgin Islands

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
 7
SOLE VOTING POWER

 None     (Item 5)

 8
SHARED VOTING POWER

NONE

 9
SOLE DISPOSITIVE POWER

  NONE      (Item 5)

10
SHARED DISPOSITIVE POWER

NONE
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   NONE            (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES(SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    CO


CUSIP No. 663900108

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Performance Partnership, L.P. I.D. NO.  13-3396569
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
 7
SOLE VOTING POWER

  None    (Item 5)

 8
SHARED VOTING POWER

NONE

 9
SOLE DISPOSITIVE POWER

   NONE     (Item 5)

10
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 NONE              (ITEM 5)
12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14


TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    PN
CUSIP No. 663900108

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli & Company, Inc. I.D. NO.  13-2885006
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
 7
SOLE VOTING POWER

 None    (Item 5)

 8
SHARED VOTING POWER

NONE

 9
SOLE DISPOSITIVE POWER

   NONE     (Item 5)

10
SHARED DISPOSITIVE POWER

NONE
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    NONE           (ITEM 5)
12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES(SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    BD, CO

CUSIP No. 663900108
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Group Capital Partners, Inc.
I.D. NO.  13-3056041
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
   N/A

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
 7
SOLE VOTING POWER

None

 8
SHARED VOTING POWER

NONE

 9
SOLE DISPOSITIVE POWER

NONE

10
SHARED DISPOSITIVE POWER

NONE
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12


CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

NONE
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO

CUSIP No. 663900108
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Asset Management Inc. I.D. NO.  13-4007862
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
 7
SOLE VOTING POWER

None

 8
SHARED VOTING POWER

NONE

 9
SOLE DISPOSITIVE POWER

NONE

10
SHARED DISPOSITIVE POWER

NONE
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

14
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO

CUSIP No. 663900108
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marc J. Gabelli
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
  None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
 7
SOLE VOTING POWER

None

 8
SHARED VOTING POWER

NONE

 9
SOLE DISPOSITIVE POWER

NONE

10
SHARED DISPOSITIVE POWER

NONE
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES(SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

None
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

CUSIP No. 663900108

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mario J. Gabelli
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
 None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
 7
SOLE VOTING POWER

None

 8
SHARED VOTING POWER

NONE

 9
SOLE DISPOSITIVE POWER

NONE

10
SHARED DISPOSITIVE POWER

NONE
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES(SEE INSTRUCTIONS)
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

Item 1.		Security and Issuer
		The Amendment No. 15 to Schedule 13D relates on the
Common Stock of Envirosource, Inc. (the
"Issuer") is being filed on behalf of the undersigned to amend the
Schedule 13D, as amended (the "Schedule 13D") which was originally filed on February 19, 1997. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2.		Identity and Background
		This statement is being filed by Mario J. Gabelli
("Mario Gabelli"), Marc J. Gabelli ("Marc Gabelli")
and various entities which either one directly or indirectly controls or for which either one acts as chief investment
officer.  Many of these entities engage in various aspects of the securities business, including as investment adviser to
various institutional and individual clients, including registered investment companies and pension plans, and as general
partner of various private investment partnerships.  Certain of these entities may also make investments for their own
accounts.
	The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular
issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their
beneficial ownership on the short-form Schedule13G, the holdings of those who do not qualify as institutional investors
may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy
may from time to time require action which could be viewed as not completely passive.  In order to avoid any question
as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment
flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the
more detailed Schedule 13D form rather than on the short-form Schedule
13G and thereby to provide more expansive
disclosure than may be necessary.
		(a), (b) and (c) - This statement is being filed by one or more of the following persons: Gabelli Group
Capital Partners, Inc. ("Gabelli Partners"), Gabelli Asset Management Inc.
("GAMI"), Gabelli Funds, LLC ("Gabelli
Funds"), GAMCO Investors, Inc. ("GAMCO"), Gabelli Securities, Inc. ("GSI"),
Gabelli & Company, Inc. ("Gabelli &
Company"), Gabelli Performance Partnership L.P. ("GPP"), GLI, Inc. ("GLI"),
Gabelli Associates Fund ("Gabelli
Associates"), Gabelli Associates Limited ("GAL"), Gabelli & Company, Inc.
Profit Sharing Plan (the "Plan"), Gabelli
International Limited ("GIL"), Gabelli International II Limited ("GIL II"),
ALCE Partners, L.P.  ("ALCE"), Gabelli
Multimedia Partners, L.P. ("Multimedia Partners"), MJG Associates, Inc.
("MJG Associates"), Gemini Capital
Management, LLC. ("Gemini"), Gabelli Fund, LDC ("LDC"), Gabelli Foundation,
Inc. ("Foundation"), Gabelli
Advisers, Inc. ("Gabelli Advisers"), Gabelli Global Partners Master Fund, Ltd.
("GGP"), Gabelli European Partners
Master Fund, Ltd. ("GEP"), Mario Gabelli, Marc Gabelli, Lynch Corporation
("Lynch"), Spinnaker Industries,
Incorporated ("Spinnaker"), Western New Mexico Telephone Company ("Western New
Mexico"), Entoleter, Inc.
("Entoleter"), Lynch Telecommunications Corporation ("Lynch Telecom"), Lynch
Telephone Corporation ("Lynch
Telephone"), Lynch Interactive Corporation ("Interactive"), Brighton
Communications Corporation ("Brighton") and
Inter-Community Telephone Company ("Inter-Community").  Those of the foregoing persons signing this Schedule 13D
are hereafter referred to as the "Reporting Persons".
		Gabelli Partners makes investments for its own account and is the parent company of GAMI.  Mario
Gabelli is the Chairman of the Board of Directors, Chief Executive Officer and
majority shareholder of Gabelli Partners.
GAMI, a public company listed on the New York Stock Exchange, is the parent company of a variety of companies
engaged in the securities business, including those named below.
		GAMCO, a wholly-owned subsidiary of GAMI, is an investment adviser registered under the
Investment Advisers Act of 1940, as amended ("Advisers Act").  GAMCO is an investment manager providing
discretionary managed account services for employee benefit plans, private investors, endowments, foundations and
others.
		GSI, a majority owned subsidiary of GAMI, acts as a general
partner or investment manager to
limited partnerships and offshore investment companies and as a part of its business regularly purchases and sells
securities for its own account.  It is the immediate parent of Gabelli &
Company.
		Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-
dealer registered under the
Securities Exchange Act of 1934, as amended ("1934 Act"), which as a part of its business regularly purchases and sells
securities for its own account.
		GLI, a wholly-owned subsidiary of GSI, is a corporation which currently has no active operations.
		Gabelli Associates is a limited partnership whose primary
business purpose is risk arbitrage
investments.  GSI and Mario Gabelli are the general partners of Gabelli
Associates.
		GAL is a corporation whose primary business purpose is risk
arbitrage investments.  Shares of GAL's
common stock are offered to persons who are neither citizens nor residents of the United States and may be offered to a
limited number of U.S. investors.  GSI is the investment manager of GAL.
		Gabelli Funds, a wholly owned subsidiary of GAMI, is a limited liability company. Gabelli Funds is
an investment adviser registered under the Advisers Act which presently provides discretionary managed account
services for the following registered investment companies: The Gabelli
Equity Trust Inc., The Gabelli Asset Fund, The
Gabelli Growth Fund, The Gabelli Convertible Securities Fund, Inc., The
Gabelli Value Fund Inc., The Gabelli Small
Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The
Gabelli Global Telecommunications
Fund, Gabelli Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc.,
The Gabelli Global Convertible Securities
Fund, Gabelli Capital Asset Fund, Gabelli International Growth Fund, Inc.,
The Gabelli Global Growth Fund, The Gabelli Utility Trust, The Gabelli
Global Opportunity Fund, The Gabelli Utilities Fund and The Gabelli Blue Chip
Value Fund (collectively, the "Funds").
	Gabelli Advisers, a subsidiary of GAMI, is an investment adviser which provides discretionary
advisory services to The Gabelli Westwood Mighty Mitessm Fund
		The Plan, a qualified employee profit sharing plan, covers
substantially all employees of  GAMI and
its affiliates.
		GPP is a limited partnership whose primary business purpose is investing in securities.  MJG
Associates provides services to GPP, and Mario Gabelli is the general partner and a portfolio manager for GPP.
		GIL is a corporation whose primary business purpose is investing in a portfolio of equity securities
and securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of
significant long-term growth of capital.  Shares of GIL's common stock are offered to persons who are neither citizens
nor residents of the United States and may be offered to a limited number of
U.S. investors.  MJG Associates is the
investment manager of GIL. Mario Gabelli is a portfolio manager for GIL and
Chairman of the Board of Directors of
GIL.
		GIL II is a corporation whose business purpose is investing
primarily in a portfolio of equity
securities and securities convertible into, or exchangeable for, equity securities in order to achieve its investment
objective of significant long-term growth of capital.
Shares of GIL II's common
stock are offered to persons who are
neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors.  MJG
Associates is the investment manager of GIL II.  Mario Gabelli is a portfolio manager and Chairman of the Board of
Directors of GIL II.
		ALCE is an investment limited partnership that seeks long-term capital appreciation primarily through
investments in public and private equity securities.  GSI is a general partner of ALCE.
		Multimedia Partners is an investment limited partnership whose objective is to provide long-term
capital appreciation by investing primarily in public and private multimedia communications companies.  GSI is a
general partner of Multimedia Partners.
		GGP is a corporation whose primary business purpose is investing in securities on a global basis.
Gabelli Securities International Limited and Gemini are the investment advisors of GGP and Marc Gabelli is the
portfolio manager for GGP.
		GEP is a corporation whose primary business purpose is investing in securities of European
Companies.  Gabelli Securities International Limited is the investment advisor of GEP and Marc Gabelli is a portfolio
manager for GEP.
		LDC is a corporation whose business purpose is investing primarily in a portfolio of equity securities
convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant long-
term growth of capital.  Interests are offered to insurance companies which do not conduct any business in the United
States and which are licensed where they do business.  MJG Associates is the investment manager of LDC.  Mario
Gabelli is a portfolio manager for LDC.
		MJG Associates provides advisory services to private investment partnerships and offshore funds.
Mario Gabelli is the sole shareholder, director and employee of MJG Associates.
		Gemini is a limited liability company whose primary business purpose is to provide advisory services
to offshore funds.  Marc Gabelli is the President, Chief Investment Officer and
majority shareholder of Gemini.
The Foundation is a private foundation.  Mario Gabelli is the President, a
Trustee and the investment
manager of the Foundation.
	Lynch is a public company traded on the American Stock Exchange engaged in manufacturing.
Spinnaker, a subsidiary of Lynch, is also a public company and its stock is traded through the NASDAQ National
Market.  Spinnaker is a manufacturing firm with major subsidiaries in specialty adhesive-backed materials business.
Interactive, a public company listed on the American Stock Exchange, is a holding company whose principal subsidiary
is Brighton.  Brighton is a holding company with subsidiaries in multimedia and services businesses.  Western New
Mexico, a subsidiary of Brighton, provides local telephone services in an area in Southwestern New Mexico.  Inter-
Community, which is also a subsidiary of Brighton, provides local telephone services in an area 40 miles west of Fargo,
North Dakota.  Lynch and Interactive actively pursue new business ventures and acquisitions.  Mario J. Gabelli is a
director, Chairman of the Board and a substantial shareholder of Lynch and
Interactive.
		The Reporting Persons do not admit that they constitute a group.
		Gabelli Partners, GAMI, GAMCO, Gabelli & Company and GLI are New
York corporations and GSI
and Gabelli Advisers are Delaware corporations, each having its principal business office at One Corporate Center, Rye,
New York 10580.  Gabelli Funds is a New York limited liability company having its principal business office at One
Corporate Center, Rye, New York 10580.  GPP is a New York limited partnership having its principal business office at
401 Theodore Fremd Ave., Rye, New York 10580.  MJG Associates is a Connecticut
corporation having its principal
business office at 401 Theodore Fremd Ave., Rye, New York 10580. Gabelli
Associates is a New York limited
partnership having its principal business office at One Corporate Center, Rye,
New York 10580.  ALCE and Multimedia
Partners are Delaware limited partnerships each having its principal business office at One Corporate Center, Rye, New
York 10580. GAL and GIL are corporations organized under the laws of the British Virgin Islands having their principal
business office at c/o Fortis Fund Services (Cayman) Limited, Grand Pavilion,
Commercial Centre, 802 West Bay Road,
Grand Cayman, British West Indies.  GIL II is a corporation organized under the laws of the British Virgin Islands
having their principal business office at c/o Coutts & Company (Cayman)
Limited, West Bay Road, Grand Cayman,
British Wet Indies.  Gemini is a Delaware limited liability company with its principal place of business at 401 Theodore
Fremd Ave, Rye, New York 10580.  LDC is a corporation organized under the laws of the British Virgin Islands having
its principal business office at c/o Tremont (Bermuda) Limited,
Tremont House, 4 Park Road, Hamilton HM II,
Bermuda.  The Foundation is a private foundation having its principal offices at 165 West Liberty Street, Reno, Nevada
89501.  Lynch is an Indiana corporation having its principal business office 401
Theodore Fremd Ave., Rye, New York
10580.  Spinnaker is a Delaware corporation having its principal business office
at 251 Welton Street, Handen, CT
6511. Interactive and Brighton are Delaware corporations each
6512.  having its
principal place of business at 401 Theodore
Fremd Ave., Rye, New York 10580.
		For information required by instruction C to Schedule 13D with respect to the executive officers and
directors of the foregoing entities and other related persons (collectively,
"Covered Persons"), reference is made to
Schedule I annexed hereto and incorporated herein by reference.
		(f)  - Reference is made to Schedule I hereto.

Item 5.		Interest In Securities Of The Issuer
(a) As a result of the merger of the Issuer with a wholly-owned subsidiary of GSC Recovery II, L.P., in which each of the Issuer's shares were converted into the right to receive $0.20 per share, the Reporting Persons no longer have beneficial ownership of any shares.
		(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.

(e) The Reporting Persons ceased to be beneficial owners of any shares on July 24, 2001.





Signature
	After reasonable inquiry and to the best of my knowledge and belief, I
certify that the information set forth in
this statement is true, complete and correct.
Dated:	July 25, 2001

MARIO J. GABELLI
MARC J. GABELLI
GABELLI PERFORMANCE PARTNERSHUP, L.P.
GABELLI INTERNATIONAL LIMITED

By:/s/ James E. McKee
     James E. McKee
     Attorney-in-Fact


GABELLI FUNDS, LLC
GABELLI GROUP CAPITAL PARTNERS, INC.
GABELLI ASSET MANAGEMENT INC.
GABELLI & COMPANY, INC.



By:/s/ James E. McKee
     James E. McKee
     Secretary




GABELLI ASSOCIATES FUND

By:/s/ James E. McKee
     James E. McKee
     Secretary of Gabelli Securities, Inc.





GAMCO INVESTORS, INC.



By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     Executive Vice President


Schedule I

Information with Respect to Executive
Officers and Directors of the Undersigned

		Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Gabelli
Group Capital Partners, Inc., Gabelli Asset Management Inc., Gabelli Funds, LLC, Gabelli &
Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate
Center, Rye, New York 10580, and each such individual identified below is a citizen of the United
States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.




















Gabelli Group Capital Partners, Inc.
Directors:

	Mario J. Gabelli

Chief Executive Officer and Chief Investment Officer of Gabelli Group Capital Partners, Inc., Gabelli Asset Management Inc., and GAMCO
Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC; Chairman and Chief Executive Officer of Lynch Interactive Corporation; Chairman of Lynch Corporation.

	Richard B. Black
Vice Chairman of the Board of Directors of Oak Technology, Inc.;
Chairman of ECRM; Director of The Morgan Group, Inc.; General Partner of KBA Partners
Parker Plaza
400 Kelby Street
Fort Lee, NJ   07029

	Charles C. Baum





Chairman, Director and Chief Executive Officer of The Morgan Group, Inc.; Secretary & Treasurer
United Holdings Co., Inc.
2545 Wilkens Avenue
Baltimore, MD   21223

	Eamon M. Kelly
Professor
Payson Center for International
Development Technology Transfer
Tulane University
300 Gibson Hall
6823 St. Charles Avenue
New Orleans, LA   70118

	Arnold M. Reichman
Chief Executive Officer
Outercurve Technologies
609 Greenwich Street
New York, NY 10014

	Marc J. Gabelli

Managing Director

	Matthew R. Gabelli

Vice President - Trading
Gabelli & Company, Inc.
One Corporate Center
Rye, New York 10580
Officers:

	Mario J. Gabelli
Chairman, Chief Executive Officer and Chief Investment Officer
	Robert S. Zuccaro
Vice President and Chief Financial Officer

	James E. McKee

Vice President, General Counsel and Secretary

Gabelli Asset Management Inc.
Directors:

	Raymond C. Avansino, Jr.
Chairman
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

	Mario J. Gabelli

See Above
	Paul B. Guenther

Chairman
New York Philharmonic
10 Lincoln Center Plaza
New York, NY 10023

	John C. Ferrara
President
SPACE.com
120 West 45th Street
New York, NY 10036

	Dr. Eamon M. Kelly
See Above

	Karl Otto Pohl (1)
Sal. Oppenheim jr. & Cie.
Bockenheimer Landstrasse 20
D-6000 FRANKFURT AM MAIN
Germany

Officers:



	Mario J. Gabelli


Chairman, Chief Executive Officer and Chief Investment Officer

	Robert S. Zuccaro
Vice President and Chief Financial Officer

	James E. McKee

Vice President, General Counsel and Secretary

GAMCO Investors, Inc.
Directors:


	Douglas R. Jamieson
	Joseph R. Rindler, Jr.
	Regina M. Pitaro
	F. William Scholz, II
	William S. Selby


Officers:


	Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer

	Joseph R. Rindler, Jr.
Chairman

	Douglas R. Jamieson
Executive Vice President and Chief Operating Officer

	Robert S. Zuccaro
Vice President and Chief Financial Officer

	James E. McKee

Vice President, General Counsel and Secretary
Gabelli Funds, LLC
Officers:


	Mario J. Gabelli

Chief Investment Officer
	Bruce N. Alpert
Executive Vice President and Chief Operating Officer

	Gus Coutsouros
Vice President and Chief Financial Officer

	James E. McKee
Secretary

Gabelli Advisers, Inc.
Directors:


	Bruce N. Alpert
	John D. Gabelli
	Joseph R. Rindler. Jr.


Officers:


	Bruce N. Alpert
Chief Operating Officer

	James E. McKee
Secretary


Gabelli Securities, Inc.


Directors:


	Robert W. Blake
President of W. R. Blake & Sons, Inc.
196-20 Northern Boulevard
Flushing, NY   11358

	Douglas G. DeVivo
General Partner of ALCE Partners, L.P.
One First Street, Suite 16
Los Altos, CA   94022

	Joseph R. Rindler, Jr.
See above

Officers:


	Robert S. Zuccaro
Vice President-Finance

	James E. McKee
Secretary

Gabelli & Company, Inc.
Directors:


	James G. Webster, III
Chairman & Interim President

	Irene Smolicz
Senior Trader
Gabelli & Company, Inc.

	Robert S. Zuccaro
See above

Officers:


	James G. Webster, III
Chairman & Interim President

	Bruce N. Alpert
Vice President - Mutual Funds

	Walter K. Walsh
Compliance Officer

	James E. McKee
Secretary

GLI, Inc.
Directors:

	Mario J. Gabelli

See above - Gabelli Group Capital Partners, Inc.
Officers:


	Mario J. Gabelli
Chairman and Chief Investment Officer

Gabelli Associates Limited
Directors:

	Mario J. Gabelli
See above - Gabelli Group Capital Partners, Inc.

	MeesPierson Management 	(Cayman)
Limited


Grand Pavillion, Commercial Center
802 West Bay Rd.
Grand Cayman, British West Indies

	MeesPierson Nominees 	(Cayman)
Limited


Grand Pavillion, Commercial Center
802 West Bay Rd.
Grand Cayman, British West Indies

Officers:


	Mario J. Gabelli
Chief Investment Officer

	Kevin Bromley (2)
Vice President, Treasurer and Assistant Secretary

	Sandra Wright (2)
Secretary and Assistant Treasurer

Gabelli International Limited
Directors:


	Mario J. Gabelli
See above - Gabelli Group Capital Partners, Inc.

	MeesPierson Management 	(Cayman)
Limited


Grand Pavillion, Commercial Center
802 West Bay Rd.
Grand Cayman, British West Indies







Gabelli Fund, LDC
Directors:

	Johann S. Wong (4)
c/o Tremont (Bermuda) Limited
Tremont House
4 Park Road
Hamilton, HM11
Bermuda

	Peter D. Anderson (5)
Givens Hall Bank & Trust
Genesis Building
P.O. Box 2097
Grand Cayman, Cayman Islands
BWI 3459498141

	Karl Otto Pohl
See above

	Anthonie C. van Ekris

See below
Gabelli Global Partners Master Fund, Ltd.
Directors:


	Marc J. Gabelli
See above

	Patrick Salvisberg (6)
Vice President
Institutional Capital Markets Bear Stearns International Ltd.

	Marco Sampelligrani (7)
Trader, Gabelli Securities, Inc.

	Antonie Van Ekris
See below

Gabelli European Partners Master Fund, Ltd.
Directors:


	Marc J. Gabelli
See above

	Patrick Salvisberg (6)
See above

	Marco Sampelligrani (7)
See above

	Antonie Van Ekris
See below


Lynch Corporation,
401 Theodore Fremd Avenue Rye, NY 10580

Directors:


	Mario J. Gabelli
See above - Gabelli Group Capital Partners, Inc.

	E. Val Cerutti
Business Consultant, Cerutti Consultants
227 McLain Street
Mount Kisco, NY   10540

	Ralph R. Papitto
Chairman of the Board
AFC Cable Systems, Inc.
50 Kennedy Plaza - Suite 1250
Providence, RI   02903

	Avrum Gray

Gbar Limited Partnership
440 South LaSalle, Suite 2900
Chicago, IL 60605

	Louis A. Guzzetti
President and Chief Executive Officer

	Robert E. Dolan
See below

Officers:



	Mario J. Gabelli

Chairman
	Louis A. Guzzetti
President and Chief Executive Officer

	George E. Fuehrer
Vice President - Business Development

	Roger T. Dexter
Controller



Lynch Interactive Corporation,
401 Theodore Fremd Avenue Rye, NY 10580


Directors:


	Paul J. Evanson
President
Florida Light & Power Co.
P.O. Box 14000
700 Universe Blvd.
Juno Beach, FL 33408

	Mario J. Gabelli
See above - Gabelli Group Capital Partners, Inc.

	Ralph R. Papitto
Chairman of the Board
AFC Cable Systems, Inc.
50 Kennedy Plaza - Suite 1250
Providence, RI   02903

	Salvatore Muoio
Principal
S. Muoio & Co., LLC
Suite 406
509 Madison Ave.
New York, NY 10022

	John C. Ferrara
See above

	David C. Mitchell
Business Consultant
c/o Lynch Corporation
401 Theodore Fremd Ave.
Rye, NY 10580

	Vincent S. Tese
Lawyer, Investment Adviser and Cable Television Executive
c/o Bear Stearns & Company, Inc.
245 Park Avenue, 19th Floor
New York, NY 10167

Officers:


	Mario J. Gabelli
Chairman and Chief Executive Officer

	Robert E. Dolan

Chief Financial Officer


Brighton Communications Corporation
401 Theodore Fremd Avenue Rye, NY 10580
Directors:


	Robert E. Dolan

See above - Lynch Interactive Corporation
	Robert A. Hurwich

See above - Lynch Interactive Corporation
Officers:


	Robert E. Dolan

President, Controller, Tresurer and Assistant Secretary


Spinnaker Industries, Inc.,
600 N. Pearl Street - Suite 2160, Dallas, TX   75201

Directors:


	Joseph P. Rhein
5003 Central Avenue
Ocean City, NJ   08226

	Richard J. Boyle
The Boyle Group, Inc.
6110 Blue Circle Drive - Suite 250
Minnetonka, MN   55343

	Ned N. Fleming, III
Boyle, Fleming, George & Co., Inc.
600 N. Pearl Street - Suite 2160
Dallas, TX   75201

	Anthonie C. van Ekris
Chairman and Chief Executive Officer
Balmac International, Inc.
61 Broadway - Suite 1900
New York, NY   10006

	Mario J. Gabelli

See above - Gabelli Group Capital Partners, Inc.

	E. Val Cerutti

See above - Lynch Corporation
	Louis A. Guzzetti

See above - Lynch Corporation
	Ralph R. Papitto

See above - Lynch Corporation
Officers:


	Ned N. Fleming, III
President

	Richard J. Boyle
Office of the Chairman

	Mario J. Gabelli

Office of the Chairman

	Louis A. Guzzetti

Office of the Chairman

	Perry J. Schiller
Vice President, Finance & Controller



Entoleter, Inc.,
251 Welton Street, Hamden, CT   06517

Directors:


	Ned N. Fleming, III
See above - Spinnaker

	Robert P. Wentzel
See above - Entoleter

	Richard J. Boyle
See above - Spinnaker

	Louis A. Guzzetti
See above - Lynch Corporation

Officers:


	Robert P. Wentzel
President

	Charles DeMarino
Controller & Secretary



Western New Mexico Telephone Company,
314 Yankee Street, Silver City, NM   88062

Directors:


	Jack W. Keen
Chairman and President

	Dr. Brian E. Gordon
Vice President

	Mary Beth Baxter
Secretary & Treasurer

	John Clay Keen
Route 6
Box 270
Greenville, TX 75401

	Robert E. Dolan
See above - Lynch Corporation

	Carmine Ceraolo
See above - Lynch Corporation

	Mary J. Carroll

See above - Lynch Corporation

	Eugene P. Connell
See above - Lynch Corporation

Officers:


	Jack W. Keen
Chairman and President

	Dr. Brian E. Gordon
Vice President

	Charles M. Baxter
Senior Vice President - Operations

	Mary Beth Baxter
Secretary & Treasurer



Inter-Community Telephone Company, L.L.C.
P.O. Box A, Nome, ND   58062

Managers:


	Carole Rau
Executive Assistant
Lynch Corporation
401 Theodore Fremd Ave.
Rye, NY 10580

	Mary J. Carroll
See above - Lynch Corporation

	Robert E. Dolan
See above - Lynch Corporation

	Carmine P. Ceraolo
Assistant Controller
Lynch Corporation
401 Theodore Fremd Ave
Rye, NY 10580

	Robert Snyder
200 Broadway South, Buffalo, ND   58011

	Keith S. Andersen
See above - Inter-Community Telephone Company

	Robert Reff
See above - Inter-Community Telephone Company


	Jack Bently
1210 E. Washington Ave
Gilbert, AZ 85234

Officers:


            Robert Snyder
President

            Keith S. Andersen
Secretary and Treasurer





Central Scott Telephone Company
125 North Second Street, Eldridge, Iowa 52748

Directors:


	Mary J. Carroll
See above - Lynch Interactive Corporation

	Robert E. Dolan
See above - Lynch Interactive Corporation

	W. Norman Harvey
President

	Edgar H. Holden

Chairman
	Ned Mohr
c/o Central Scott Telephone Company

	Eugene Morris

c/o Central Scott Telephone Company

	Christopher Porter
c/o Central Scott Telephone Company

	Carole L. Rau
See above - Lynch Interactive Corporation

Officers:


	Edgar H. Holden
Chairman

	W. Norman Harvey

President
	Robert E. Dolan
Vice President & Assistant Treasurer

	Julie Andersen
Treasurer & Assistant Secretary

	Kent Dau
Controller



Lynch Telephone Corporation,
401 Theodore Fremd Avenue, Rye, NY 10580

Directors:


	Robert E. Dolan
See above - Lynch Interactive Corporation

	Jack W. Keen
See above - Western New Mexico Telephone Company

Officers:


	Jack W. Keen
President

	Mary Beth Baxter
Treasurer and Assistant Secretary

	Robert E. Dolan
Vice President and Controller

Lynch Telephone Corporation III,
401 Theodore Fremd Avenue, Rye, NY 10580

Directors:


	Delores A. Deitrick
c/o Lynch Telephone Corporation III

	Robert E. Dolan
See above - Lynch Interactive Corporation

	Richard J. Kiesling
Chairman

	Mary J. Carroll

See above - Lynch Interactive Corporation


Officers:


	Richard J. Kiesling
Chairman

	Robert E. Dolan

President, Treasurer and Controller
	(1) Citizen of Germany

	(2) Citizen of the Cayman Islands

	(3) Citizen of Bermuda

	(4) Citizen of Bermuda and Canada

	(5) Citizen of the UK

	(6) Citizen of Switzerland

	(7) Citizen of Italy